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As filed with the Securities and Exchange Commission on March 10, 2016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

INFORMATION SERVICES GROUP, INC.
(Name of Subject Company (Issuer))

INFORMATION SERVICES GROUP, INC.
(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

45675Y104
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

David E. Berger
Executive Vice President and Chief Financial Officer
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901
(203) 517-3100
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:

Thomas F. Lamprecht, Esq.
Katten Muchin Rosenman LLP
525 W. Monroe St.
Chicago, IL 60614
Tel: (312) 902-5200

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$12,000,000*	$1,208.40**

*
Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $12,000,000 in aggregate up to 3,636,363 shares of common stock, par value $0.001 per share, at the minimum tender offer price of $3.30 per share.

**
The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $100.70 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

 SCHEDULE TO

        This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the tender offer by Information Services Group, Inc., a Delaware corporation ("ISG" or the "Company"), to purchase for cash up to $12.0 million of its common stock, $0.001 par value per share (the "shares"), at a price per share of not less than $3.30 and not more than $4.00 in cash, less any applicable withholding taxes and without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2016 (as amended or supplemented from time to time, the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal"), a copy of which is filed herewith as Exhibit (a)(1)(B), which together constitute the "tender offer". Additional documents relating to the tender offer are filed herewith as Exhibits (a)(1)(C), (a)(1)(D) and (a)(1)(E). The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1.    Summary Term Sheet.

        Reference is made to the information set forth under "Summary Term Sheet" in the Offer to Purchase, which is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the issuer is Information Services Group, Inc. The address and telephone number of the Company is set forth under Item 3.

        (b)   Reference is made to the information set forth under "Introduction" in the Offer to Purchase, which is incorporated herein by reference.

        (c)   Reference is made to the information set forth in the Offer to Purchase under Section 8 ("Price Range of Shares; Dividends"), which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        The name of the issuer is Information Services Group, Inc., and is incorporated in the State of Delaware ("ISG" or the "Company"); the address of its principal executive office is Two Stamford Plaza, 281 Tresser Boulevard, Stamford, CT 06901 and its telephone number is (203) 517-3100. The Company's internet address is www.isg-one.com. Unless expressly stated otherwise, the information contained on the Company's website or connected to the Company's website is not incorporated by reference into this Schedule TO and should not be considered part of this Schedule TO. Reference is made to the information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   Reference is made to the information set forth in the Offer to Purchase under the following headings, with such information being incorporated herein by reference:

    Summary Term Sheet;

    Introduction;

    Section 1 ("Number of Shares; Proration");

    Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer");

    Section 3 ("Procedures for Tendering Shares");

    Section 4 ("Withdrawal Rights");

    Section 5 ("Purchase of Shares and Payment of Purchase Price");

    Section 6 ("Conditional Tender of Shares");

    Section 7 ("Conditions of the Tender Offer");

    Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

    Section 13 ("Certain U.S. Federal Income Tax Consequences"); and

    Section 14 ("Extension of the Tender Offer; Termination; Amendment").

        (b)   Reference is made to the information set forth under "Introduction" and under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        Reference is made to the information set forth under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (b) and (c) Reference is made to the information set forth under "Summary Term Sheet," under Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer") and under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d) Reference is made to the information set forth under Section 9 ("Source and Amount of Funds") in the Offer to Purchase, which is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a) and (b) Reference is made to the information set forth under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") in the Offer to Purchase, which is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        Reference is made to the information set forth under "Summary Term Sheet" and under Section 15 ("Fees and Expenses; Dealer Manager; Information Agent; Depositary") in the Offer to Purchase, which is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)   Reference is made to the information set forth under Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer"); under Section 10 ("Certain Information Concerning Us"), under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and under Section 12 ("Legal Matters; Regulatory Approvals") in the Offer to Purchase, which is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

        (b)   Reference is made to the information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, which is incorporated herein by reference.

Item 12.    Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated March 10, 2016.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 10, 2016.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 10, 2016.
(a)(1)(F)	Summary Advertisement, dated March 10, 2016.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release announcing the Tender Offer, dated March 9, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Information Services Group, Inc. on March 9, 2016).
(a)(5)(B)	Letter to Employees of Information Services Group, Inc. in connection with the Tender Offer, dated March 10, 2016
(b)(1)
Credit Agreement, dated as of May 3, 2013, among Information Services Group, Inc., various lenders and Bank of America, N.A., as Administrative Agent (the "Credit Agreement"") (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on May 7, 2013 (Commission File Number: 001-33287), and incorporated herein by reference).
(b)(2)
First Amendment to the Credit Agreement dated November 14, 2013, (previously filed as Exhibit 10.6 to the Registrant's Current Report on Form 10-K filed with the SEC on March 7, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).
(b)(3)
Second Amendment to the Credit Agreement dated March 18, 2014 (previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on May 9, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(b)(4)	Third Amendment to the Credit Agreement dated December 2, 2014 (previously filed as Exhibit 10.8 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 13, 2015 (Commission File Number: 001-33287), and incorporated herein by reference).
(b)(5)
Fourth Amendment to the Credit Agreement dated May 11, 2015 (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on June 3, 2015 (Commission File Number: 001-33287), and incorporated herein by reference).
(b)(6)
Fifth Amendment to the Credit Agreement dated March 9, 2016 (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 9, 2016 (Commission File Number: 001-33287), and incorporated herein by reference).
(c)	Not applicable.
(d)(1)
Registration Rights Agreement between the Registrant and the existing Stockholders dated as of February 6, 2007 (previously filed as Exhibit 10.9 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 filed with the SEC on December 22, 2006 (Commission File Number: 333-136536), and incorporated herein by reference)
(d)(2)
Amended and Restated 2007 Equity and Incentive Award Plan (previously filed as Annex A to the Registrant's Definitive Proxy Statement filed with the SEC on March 21, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(3)
Amended and Restated 2007 Employee Stock Purchase Plan (previously filed as Annex B to the Registrant's Definitive Proxy Statement filed with the SEC on March 21, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(4)
Form of Restricted Stock Unit Agreement (Performance and Time Based) (previously filed as Exhibit 10.1 to the Registrant's Form 10-Q filed with the SEC on August 7, 2013 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(5)
Employment Letter dated as of September 24, 2009, between the Company and David E. Berger (previously filed as Exhibit 10.1 to the Registrant's Form 8-K filed with the SEC on September 29, 2009 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(6)
Form of Restricted Stock Unit Award Agreement (Time-Based), (previously filed as Exhibit 10.2 to the Registrant's Form 8-K filed with the SEC on September 29, 2009 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(7)
Form of Restricted Covenant Agreement, (previously filed as Exhibit 10.3 to the Registrant's Form 8-K filed with the SEC on September 29, 2009 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(8)
Severance Agreement dated as of October 5, 2009, between the Company and David E. Berger (previously filed as Exhibit 10.4 to the Registrant's Form 8-K filed with the SEC on September 29, 2009 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(9)
Change in Control Agreement dated as of January 7, 2011, between the Company and Michael P. Connors (previously filed as Exhibit 10.2 to the Registrant's Form 8-K filed with the SEC on January 7, 2011 (Commission File Number: 001-33287), and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(d)(10)	Form of Change in Control Agreement for officers (previously filed as Exhibit 10.15 to the Registrant's Form 10-K filed with the SEC on March 15, 2012 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(11)
Employment Agreement for Michael P. Connors, dated December 16, 2011 (previously filed as Exhibit 10.1 to the Registrant's Form 8-K filed with the SEC on December 21, 2011 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(12)
Amendment No. 1 to Employment Agreement for Michael P. Connors previously filed as Exhibit 10.21 to the Registrant's Form 10-K filed with the SEC on March 7, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(13)
Employment Letter for James Cravens, dated December 17, 2013 (previously filed as Exhibit 10.1 to the Registrant's Form 8-K filed with the SEC on December 19, 2013 (Commission File Number: 001-33287), and incorporated herein by reference).
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2016
INFORMATION SERVICES GROUP, INC.
	By:	/s/ DAVID E. BERGER
		Name:	David E. Berger
		Title:	Executive Vice President and Chief Financial Officer

 Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated March 10, 2016.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 10, 2016.
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 10, 2016.
(a)(1)(F)	Summary Advertisement, dated March 10, 2016.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release announcing the Tender Offer, dated March 9, 2016 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Information Services Group, Inc. on March 9, 2016).
(a)(5)(B)	Letter to Employees of Information Services Group, Inc. in connection with the Tender Offer, dated March 10, 2016
(b)(1)
Credit Agreement, dated as of May 3, 2013, among Information Services Group, Inc., various lenders and Bank of America, N.A., as Administrative Agent (the "Credit Agreement") (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on May 7, 2013 (Commission File Number: 001-33287), and incorporated herein by reference).
(b)(2)
First Amendment to the Credit Agreement dated November 14, 2013, (previously filed as Exhibit 10.6 to the Registrant's Current Report on Form 10-K filed with the SEC on March 7, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).
(b)(3)
Second Amendment to the Credit Agreement dated March 18, 2014 (previously filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed with the SEC on May 9, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).
(b)(4)
Third Amendment to the Credit Agreement dated December 2, 2014 (previously filed as Exhibit 10.8 to the Registrant's Annual Report on Form 10-K filed with the SEC on March 13, 2015 (Commission File Number: 001-33287), and incorporated herein by reference).
(b)(5)
Fourth Amendment to the Credit Agreement dated May 11, 2015 (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on June 3, 2015 (Commission File Number: 001-33287), and incorporated herein by reference).
(b)(6)
Fifth Amendment to the Credit Agreement dated March 9, 2016 (previously filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the SEC on March 9, 2016 (Commission File Number: 001-33287), and incorporated herein by reference).
(c)	Not applicable.
(d)(1)
Registration Rights Agreement between the Registrant and the existing Stockholders dated as of February 6, 2007 (previously filed as Exhibit 10.9 to Amendment No. 3 to the Registrant's Registration Statement on Form S-1 filed with the SEC on December 22, 2006 (Commission File Number: 333-136536), and incorporated herein by reference)

EXHIBIT NUMBER	DESCRIPTION
(d)(2)	Amended and Restated 2007 Equity and Incentive Award Plan (previously filed as Annex A to the Registrant's Definitive Proxy Statement filed with the SEC on March 21, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(3)
Amended and Restated 2007 Employee Stock Purchase Plan (previously filed as Annex B to the Registrant's Definitive Proxy Statement filed with the SEC on March 21, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(4)
Form of Restricted Stock Unit Agreement (Performance and Time Based) (previously filed as Exhibit 10.1 to the Registrant's Form 10-Q filed with the SEC on August 7, 2013 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(5)
Employment Letter dated as of September 24, 2009, between the Company and David E. Berger (previously filed as Exhibit 10.1 to the Registrant's Form 8-K filed with the SEC on September 29, 2009 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(6)
Form of Restricted Stock Unit Award Agreement (Time-Based), (previously filed as Exhibit 10.2 to the Registrant's Form 8-K filed with the SEC on September 29, 2009 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(7)
Form of Restricted Covenant Agreement, (previously filed as Exhibit 10.3 to the Registrant's Form 8-K filed with the SEC on September 29, 2009 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(8)
Severance Agreement dated as of October 5, 2009, between the Company and David E. Berger (previously filed as Exhibit 10.4 to the Registrant's Form 8-K filed with the SEC on September 29, 2009 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(9)
Change in Control Agreement dated as of January 7, 2011, between the Company and Michael P. Connors (previously filed as Exhibit 10.2 to the Registrant's Form 8-K filed with the SEC on January 7, 2011 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(10)
Form of Change in Control Agreement for officers (previously filed as Exhibit 10.15 to the Registrant's Form 10-K filed with the SEC on March 15, 2012 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(11)
Employment Agreement for Michael P. Connors, dated December 16, 2011 (previously filed as Exhibit 10.1 to the Registrant's Form 8-K filed with the SEC on December 21, 2011 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(12)
Amendment No. 1 to Employment Agreement for Michael P. Connors previously filed as Exhibit 10.21 to the Registrant's Form 10-K filed with the SEC on March 7, 2014 (Commission File Number: 001-33287), and incorporated herein by reference).
(d)(13)
Employment Letter for James Cravens, dated December 17, 2013 (previously filed as Exhibit 10.1 to the Registrant's Form 8-K filed with the SEC on December 19, 2013 (Commission File Number: 001-33287), and incorporated herein by reference).
(e)	Not applicable.
(f)	Not applicable.
(g)	None.
(h)	None.

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SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Exhibit Index